

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2011

<u>Via E-Mail</u>
Mr. Wang Hui
Chief Executive Officer
Advanced BioMedical Technologies, Inc.
350 Fifth Avenue, 59th Floor
New York, New York 10118

> **Re:** **Advanced BioMedical Technologies, Inc.**
> **Form 10-K for the fiscal year ended October 31, 2010**
> **Filed on February 15, 2011**
> **File No. 000-53051**

Dear Mr. Hui:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brian Cascio

Brian R. Cascio
Accounting Branch Chief

cc (via e-mail): Andrew Befumo Esq.